

January 4, 2012

<u>**Via Email**</u>
David Emmons, Esq.
Baker Botts LLP
2001 Ross Avenue
Dallas, Texas 75201-2980

Re: Pure Bioscience, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on December 23, 2011 by Richmont Corporation, John P. Rochon, Theodore
Coburn, C. James Jensen, Thomas J. Reynolds, Dr. Martin Kassir and Jeffery P.
Bash (the "Coalition to Save Pure" or the "Coalition")
File No. 1-14468

Dear Mr. Emmons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy</u>

<u>General</u>

1.   Please fill in all blanks and confirm all bracketed information. Include information as of the most reasonable practicable date. For example, please continue to update with each filing, the information provided pursuant to Item 5(b) of Schedule 14A.

2.   Please provide any material updates regarding the pending litigation involving the company and the participants.

3.   Supplement your disclosure to disclose whether the nominations were properly made and the nominees are eligible to contest the current election under state law and/or the constitutive documents of the company.

Reasons for the Solicitation, page 6

4.   Please supplement your disclosure under this heading to clarify whether the contractual disputes between the company and the participants and/or their affiliates, were a catalyst for the participants' decision to contest the annual election.

5.   Please provide a succinct overview of any material contacts (other than contacts described under "Additional Nominee Information") and/or discussions that occurred between the participants and the Company in the period leading up to the current solicitation.

6.   You disclose the "unacceptable" $6 million in total SDC sales revenue over the past 11 years. Provide context to your conclusion that this amount is unacceptable. For example, provide any relevant metrics that the filing persons considered in reaching their conclusion (i.e., comparative sales data for similar products over the same time period). Further, clarify quantitatively and/or qualitatively what constitutes "significant sales of SDC" to facilitate shareholders' understanding of the filing persons' conclusions.

7.   Throughout your proxy statement, you make assertions regarding the "promise" SDC holds and note that there are multi-billion dollar industries, which present opportunities for SDC. The basis for these statements is not apparent. Further, you have not provided support for the implied co-relation you make between multi-billion dollar industries and SDC's actual usage capacity within such industries. Please remove this disclosure and refrain from making unsupportable assertions in future soliciting materials. Refer generally to Rule 14a-9(a).

8.   Please supplement your disclosure and outline the challenges SDC faces (i.e., efficacy of usage, competition from any other antimicrobial molecules, etc). If the participants have plans that address those challenges, disclose such plans.

9.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following:

- the participants' belief that the antimicrobial molecule "SDC" holds <u>significant promise</u> for use in <u>multiple</u> industries worldwide…,"(emphasis added);

- [SDC] has the ability to generate healthy returns for Pure stockholders…" and,

- the assertion that the company has failed to provide technical implementation help to customers.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

10.   Provide further balance to the disclosure regarding the extent of Pure's operating losses in the last 4 years. For example, acknowledge the impact on company profits in many industries during this time period due to the financial crisis.

11.   Refer to the first bullet point on page 7. Clarify whether the nominees have identified "large" potential customers. Further, provide a definition of "large' customer. Similarly, you assert plans to operationalize the use of SDC in "high-volume" applications." Without a definition of what constitutes "high volume" or reference to quantitative and/or comparative data, your disclosure is difficult to comprehend. Please revise or remove the references, as they do not appear to be supportable. Refer to Rule 14a-9(a).

12.   Please revise your disclosure to highlight that the nominees, if elected, may not be able to effect the plans outlined.

13.   You refer to the participants' plans to identify costs that "do not support the Company's business". Clarify further what such costs could be. For example, disclose whether the participants' cost reduction plans include the sale of any core products or other assets the company currently holds. We may have further comment.

14.   Please describe in greater detail the specific steps the participants will take to "shore up the company's capital structure."

15.   Other than the reestablishment of the relationship with Richmont Sciences, LLC, please revise to describe any other plans the participants have to revive Pure's international business prospects. If there are no current specific plans, revise to state this clearly.

16.   Please set forth specific criteria the participants have for a replacement candidate for CEO Michael Krall. Also, disclose whether the nominees, if elected, intend to consider and/or replace CEO Michael Krall with any of the nominees or affiliates of the filing persons.

Additional Nominee Information, page 15

17.   Please clarify that the nominees, if elected, are bound by their fiduciary obligations when making decisions regarding the actions the company will take.

18.   Clarify the statement that Richmont Sciences and its affiliates "would expect" to terminate the litigation on their own behalf. For example, outline the circumstances, if any, when Sciences would not terminate the pending litigation under the circumstances outlined in your disclosure.

19.   We note reference to the contractual relationship between Mr. Rochon and Mr. Reynolds. If the participants plan to engage Mr. Reynolds to provide services to Pure if they are elected, please revise to state this clearly. Please provide an estimate of the dollar amount of any such services.

20.   Revise to clarify the position held by Mr. Rochon at Nukote and the amount of his beneficial equity interest in NI at the time it filed for bankruptcy.

Solicitation of Proxies, page 18

21.   We note that you plan on soliciting proxies in person, by mail, advertisement, telephone, fax, the internet or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

22.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Other Matters and Additional Information, page 21

23.   You disclose that as to other matters that may properly come before the meeting, the proxy holders will vote the white proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this in your proxy statement and on the form of proxy card.

24.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy

statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions